SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                               -------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

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                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100

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ITEM 1. SUBJECT COMPANY INFORMATION.

            The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830, and its telephone number is (203) 869-0900. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation ("WRRC"), Real Estate Equity Partners, L.P. ("REEP") and WRC-87A Corporation ("WRC-87A" and, together with WRRC, the "Affiliated General Partners").

            The title of the class of equity securities to which this Statement relates is the units of limited partnership interest ("Units") of the Partnership. As of June 26, 2000, there were 984,369 Units issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

            The name and business address of the Partnership, which is the Person filing this Statement, are set forth in Item 1 above.

            This statement relates to an offer (the "Offer") by West Putnam Housing Investors II, LLC (the "Purchaser"), to purchase up to 451,235 of the outstanding Units at a purchase price (the "Offer Price") of $15.75 per Unit, net to the seller in cash, subject to reduction as provided below, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 26, 2000 (the "Offer to Purchase"). Among other things, the Offer to Purchase provides that by their tender of Units, Unit Holders assign to the Purchaser any distributions that they may be entitled to receive from the Partnership in respect of the tendered Units after the acceptance of Units for payment in the Offer and that the purchase price will be reduced by any amount per Unit distributed to Unit Holders prior to the acceptance of Units for payment in the Offer. The Partnership has announced that it intends to make a distribution of approximately $8.35 per Unit from the proceeds of the refinancing of the Westmont property in which the Partnership is invested. The distribution is expected to be paid on or about July 31, 2000 to Unit Holders of record on June 30, 2000.

            Purchaser has filed a Tender Offer Statement on Schedule TO with respect to the Offer.

            The address of the Purchaser's principal executive offices is 599 W. Putnam Avenue, Greenwich, CT 06830.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Partnership is a limited partnership and has no executive officers or directors. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the General Partners) or any other affiliates of the Partnership on the other, except to the extent noted below in this Item 3 and in Item 13 of the Partnership's Annual Report on Form 10-K (including the


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Financial Statements and notes thereto filed therewith) with respect to the year ended December 31, 1999, which is filed with the SEC as Exhibit 99.2 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

            According to the Offer to Purchase, the Purchaser is a newly-formed limited liability company with three members: West Putnam Housing Investors LLC, its sole managing member (the "Purchaser Managing Member"), MJL Westmont, L.L.C. and Columbus Development Associates, L.P. West Putnam Housing Investors LLC, MJL Westmont, L.L.C. and Columbus Development Associates, L.P. each own 33-1/3% of Purchaser. The Purchaser Managing Member's sole managing member is Mr. Richard
P. Richman. Mr. Richman beneficially owns approximately 75% of the equity interest in the Purchaser Managing Member, and Mr. Robert H. Wilder, Jr. owns the remaining approximately 25% equity interest. The sole member of MJL Westmont, L.L.C. is Mr. Michael J. Levitt. Mr. Joel Picket has direct and indirect beneficial ownership interests in Columbus Development Associates, L.P. a limited partner in Columbus Westmont Associates L.P. (the "Columbus Partnership"), one of the operating partnerships in which the Partnership is invested. The Purchaser Managing Member owns 40,961 Units, or 4.2% of the outstanding Units, which it acquired in a tender offer consummated in August 1998.

            Of the Partnership's three General Partners, Mr. Richman beneficially owns approximately 50% of the equity interest in WRRC and is president and a director of that corporation. Mr. Wilder beneficially owns approximately 50% of the equity interest in WRRC and is executive vice president and a director of that corporation. WRC-87A is owned one-half by WRRC and one-half by Real Estate Equity Partners Inc. ("REEPI"), the corporate general partner of REEP. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A. Mr. Richman, Mr. Wilder and the other holders of equity interests in the Purchaser are collectively referred to as the "Purchaser Affiliates." REEP, until recently, was an affiliate of Lehman Brothers Inc. and is now controlled by an affiliate of Apartment Investment and Management Company (together with its successors and assigns, "Aimco"). Since the commencement of operations of the Partnership, Wilder Richman Management Corp., an affiliate of the Purchaser and the Affiliated General Partners, has provided property management services to Carrollton X Associates Limited Partnership, one of the operating partnerships in which the Partnership has invested (the "Carrollton Partnership") and has been compensated for those services. Interstate Realty Management Company, wholly owned by Mr. Levitt and his family members, an affiliate of the Purchaser and the Affiliated General Partners, has provided property management services to the Columbia Partnership and has been compensated for those services. WRC-87A is also a special limited partner of Columbia Associates and the Carrollton Partnership.

            By reason of these relationships and their affiliation with the Purchaser, the Affiliated General Partners have conflicts of interest with respect to the Offer. In the case of WRC-87A, this conflict is limited to the interests of Messrs. Richman and Wilder in WRRC, which owns 50% of WRC-87A, since Aimco, which owns (through its interest in REEPI) half of the equity interest in WRC-87A, has no interest in the Purchaser or in the Offer. The Purchaser is making the Offer with a view towards realizing a profit for the benefit of the Purchaser Affiliates, which collectively own 33-1/3% of the equity of the Purchaser. Messrs. Richman and Wilder, who also control or share control over the Affiliated General Partners, and the other Purchaser Affiliates may be expected to realize a greater profit on the Purchaser's investment in


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the Units to the extent that the Purchaser is able to acquire the Units in an offer with a lower purchase price. It is in the interest of the Unit Holders desiring to sell their Units to receive the highest possible price for such Units available in the circumstances. This may result in a conflict between the fiduciary obligations of the Affiliated General Partners to act in the best interests of the holders of Units and the desire of the persons controlling the Affiliated General Partners to further their own economic interests.

            The Purchaser has stated that it will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, when admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Unit Holder, the Purchaser has indicated that it will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Unit Holders of the Purchaser and its managing member and designees as proxies with respect to the Units tendered by such Unit Holders and accepted for payment by the Purchaser. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions of the Unit Holders with respect to the Partnership. If the maximum number of Units sought to be acquired by Purchaser in the Offer are purchased, the Purchaser, together with the Purchaser Managing Member, would own a majority interest and a majority of the voting power of the limited partners in the Partnership. In general, the Purchaser has indicated that it will vote the Units owned by it in whatever manner it deems to be in its and the Purchaser Affiliates' best interests, which, because of their relationship with the Affiliated General Partners, also may be in the interest of the Affiliated General Partners, but may not be in the interest of other Unit Holders. This could (i) prevent the other Unit Holders from taking action that the Purchaser opposes, and (ii) enable the Purchaser to take action opposed by the other Unit Holders. Under the Partnership's Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"), Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the General Partners) with respect to a variety of matters, including removal of a General Partner and in certain circumstances election of new or successor General Partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement. Because of different financial, tax and other circumstances of affiliates of the Purchaser and the other Unit Holders, it may be in the interest of the Purchaser to cause the liquidation of the Partnership, or the sale or refinancing of the assets in which the Partnership is invested through the Operating Partnerships, at a time when such action is not in the best interest of the other Unit Holders, or vice versa. This could result in a conflict for the Affiliated General Partners in attempting to reconcile the interests of the Purchaser and its controlling persons with whom they are affiliated and the interests of the other Unit Holders.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

            This Statement relates to the recommendation by the Partnership with respect to the Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

            Because of the existing and potential future conflicts of interest described in Item 3 above and for the reasons set forth below, the Partnership and the General Partners are making


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no recommendation as to whether Unit Holders should tender their Units in response to the Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including, among other things, the Partnership's most recent Annual Report and Quarterly Report and the considerations noted below.

            Price

            The Offer to Purchase notes that the Offer Price of $15.75 per Unit has been determined solely by the Purchaser and does not necessarily reflect the fair market value of each Unit. The Partnership believes that there is no active trading market for the Units. The Partnership understands that within the past 12 months certain Units have been sold in private transactions at prices ranging from $1.63 to $8.60 per Unit. The Partnership also understands that other tender offers for Units have been made in recent years by other parties. In 1998, there were two offers by parties that were unaffiliated with the Partnership, one at $3.50 and one at $5.00 per Unit, and one additional offer at $7.00 per Unit by the Purchaser Managing Member. In 1999, there was one tender offer at $8.00 per Unit by a party that was unaffiliated with the Partnership. In March 2000, there was a tender offer at $8.25 by a party that was unaffiliated with the Partnership. In May 2000, there was another tender offer at $7.27 per Unit by a party that was unaffiliated with the Partnership.

            The Partnership does not believe that the offer price in the Offer necessarily reflects fully the underlying value of the Partnership's assets or the potential value that might be attributed to the Units under certain circumstances. However, Unit Holders whose individual investment goals or financial requirements lead them to consider selling Units for cash at this time may find that the Offer represents an opportunity to do so.

            Partnership Business and Prospects; Partnership Distribution

            The Partnership believes that Unit Holders should also carefully review and consider the Partnership's business and prospects. The Partnership is invested in two operating partnerships, the Columbia Partnership, which owns the Westmont property in New York City, and the Carrollton Partnership, which owns the Fieldpointe Apartments property in Frederick, Maryland. A discussion of these investments is contained in the Partnership's Annual and Quarterly Reports which have been distributed to Limited Partners, are available from the SEC (including the SEC's website, www.sec.gov) or by contacting MMS Escrow & Transfer Agency, Inc., the Investor Services Agent for the Partnership, at 1-888-594-1397.

            On June 7, 2000, the Columbia Partnership refinanced mortgages on the Westmont property. In connection with such refinancing, the Columbia Partnership caused Freddie Mac to replace Citibank as the credit enhancer, modified the structure and utilization of the mortgage escrows, and eliminated the cash distribution restrictions. The Partnership understands that after the payment of costs related to the refinancing of the Columbia Partnership mortgages and the establishment of certain reserves, the Columbia Partnership will have cash available for distribution of approximately $11.8 million. The Partnership further understands


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that the Columbia Partnership intends to use such amount to (a) make a distribution to the Partnership of approximately $8.3 million, (b) repay operating deficit loans and other advances that the general partners of the Columbia Partnership have provided (including interest) of approximately $3,246,000, and (c) pay accrued investor service fees of approximately $160,000.

            The Partnership currently anticipates that a distribution from the proceeds of the Westmont refinancing will be made on or about July 31, 2000 to Unit Holders of record as of June 30, 2000 in the amount of approximately $8.35 per Unit. As noted in the Offer to Purchase, a Unit Holder that does not tender will in any event receive a distribution of approximately such distribution of $8.35 per Unit, compared to the Offer Price of $15.75 per Unit. The Offer to Purchase further notes that Unit Holders who tender in the Offer will not receive both the Offer Price and the $8.35 per Unit distribution; if the distribution is made prior to the acceptance of Units for purchase in the Offer, the amount of the distribution will be deducted from the Offer Price.

            The Partnership currently has the right in the case of the Columbia Partnership to commence the process of liquidating its investment in the Westmont, subject to certain restrictions. The Partnership intends to explore a process to market the properties in the near future. However, it is also anticipated that a potential sale and liquidation of the Partnership would not occur for at least fifteen months. As the Offer to Purchase notes, Unit Holders who do not dispose of their Units in the Offer and continue to hold their Units will maintain the potential to participate in any potential future cash flow distributions and/or potential residual value in the real estate in which the Partnership is indirectly invested.

            Alternative Transactions

            The Partnership recommends that any Unit Holders who do wish to sell Units for cash at this time be alert to alternative transactions that may be available, including any other offer that may be announced prior to the July 25, 2000 expiration date of the Offer. However, there can be no assurance that any such additional offer to purchase Units will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer. In light of, among other things, the potential conflicts of interest that could exist in the event of any such offer, the Partnership would anticipate making no recommendation as to whether Unit Holders should tender their Units in response to any such offer.

            Other Considerations

            The Partnership believes that Unit Holders should be aware that, since the Offer seeks to purchase only some, and not all, of the Units, if any Unit Holders tender Units in the Offer, the Purchaser may purchase less than all of the Units tendered by each Unit Holder. Accordingly, each Unit Holder may continue to hold Units in the Partnership at a time when the Purchaser may hold a significant number of Units and may seek to vote those Units in a manner adverse to other Unit Holders. The Offer applies to only a maximum of approximately 45.84% of the outstanding Units. The Offer will apply to fewer Units to the extent required so that consummation of the Offer would not result in a termination of the Partnership for federal income tax purposes. If more Units are tendered than are sought by the Purchaser in the Offer, the Purchaser will only accept Units on a pro rata basis, meaning that Unit Holders who wish to


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sell all of their Units may not be able to do so. Also, the Purchaser will not accept Units from a tendering holder to the extent that the Holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

            As stated by the Purchaser in the Offer to Purchase, if the Offer is consummated and the Purchaser is successful in acquiring a significant number of votes pursuant to the Offer, the Purchaser will be in a position to significantly influence all voting decisions with respect to the Partnership. As a practical matter, if the Purchaser acquires a sizeable percentage of Units, even if the number of Units owned by the Purchaser and its affiliates is less than a majority of the Units, the Partnership may find it difficult or impossible to take action requiring a Unit Holder vote (such as liquidation or sale of substantially all of its assets) without the approval of the Purchaser and its affiliates.

            The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units. There will be certain tax consequences to individual Unit Holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. Also, the tax consequences to Unit Holders whose Units are purchased in the Offer may be different from the tax consequences to Unit Holders who do not tender their Units in the Offer and receive the distribution from the proceeds of the Westmont refinancing. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the Offer Price in the Offer.

            Intent to Tender

            To the knowledge of the Partnership, none of the General Partners and none of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit Holders on the Partnership's behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            No transactions in the Units have been effected during the past 60 days by the Partnership or any of the General Partners or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


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            The Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. The Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership (except for the distribution of the proceeds of the Westmont refinancing as noted in Item 4 above).

ITEM 8. ADDITIONAL INFORMATION.

            None.

ITEM 9. EXHIBITS.

            99.1 Form of letter to Unit Holders of the Partnership dated June 26, 2000.

            99.2 The Partnership's Annual Report on Form 10-K, dated March 30, 2000 (Filed with the SEC (File No. 0-17412), and incorporated herein by reference).


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            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2000

                                    SECURED INCOME L.P.

                                    By: Wilder Richman Resources Corporation
                                        General Partner


                                    By: /s/ Richard P. Richman
                                        --------------------------------------
                                        Name:  Richard P. Richman
                                        Title: President


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                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

99.1              Letter to Unit Holders from the Partnership dated June 26,
                  2000.

99.2              The Partnership's Annual Report on Form 10-K, dated March 30,
                  2000.
            (Filed with the SEC (File No. 0-17412), and incorporated herein by reference.)


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